Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Talking Points — Wednesday June 21, 2006
Questions and Answers

Q:	Xstrata has said that their deal is better for Falconbridge employees in Sudbury. Why? And is this true?

A:	No, this is not true.

On Wednesday May 31, members of the United Steelworkers union in Sudbury and Port Colborne ratified a new three-year labor contract. That agreement protects workers through any merger or takeover process.

Xstrata, who has promised that they will not cut any jobs for three years in Sudbury, has said that this agreement with Inco employees puts Falconbridge employees at a disadvantage in the event of an Inco/Falconbridge combination.

There are two important points to consider:

First, we are committed to handling reductions in our Sudbury workforce through attrition. In the short-term, we expect minimal job losses of 100 to 150 people, from a combined workforce of more than 6,000, as we consolidate the support and service areas in Sudbury. The retirement rates at both companies leave us very confident in our ability to manage this through attrition.

Second, as publicly stated in October by senior executives at both companies, there are a number of Falconbridge mines in Sudbury nearing the end of their productive lives and facing closure in three to four years time. A three-year no-layoff guarantee by Xstrata does nothing to address this. Only the combination of Inco and Falconbridge offers the added security of new mine development opportunities for any displaced mining employees.

It’s important to state that we do not see the consolidation of services and associated savings as an exercise in job reductions. To the contrary, we believe the growth opportunities created by this transition will allow us to create more jobs.

Q:	Now that Inco and Falconbridge have announced that they will sell the Nikkelverk Refinery to LionOre, when can we expect regulatory approval?

A:	We are hopeful that the sale of Nikkelverk will speed up the regulatory process, but the timelines remain the same. The European Commission has until July 12 to respond to Inco.

Once we have regulatory approval from the U.S. Department of Justice and the European Commission, we will proceed to take up and pay for 66 2/3 % of Falconbridge shares.

Q:	Why do we need regulatory approval from the United States and Europe?

A:	Although Inco is a Canadian company, we have operations and sales offices in many countries around the world. We are subject to local competition laws in each of the countries where we do business. Competition regulatory authorities will generally review a proposed merger or acquisition where the size of the relevant companies’ sales or assets within a jurisdiction exceeds certain thresholds. Because Inco and Falconbridge both have significant sales and assets exceeding those thresholds in the United States and Europe, our proposed acquisition is subject to regulatory approval in both jurisdictions.

Q:	What will happen to Inco’s Joint Ventures in the event we are taken over by another company?

A:	When one company is acquired by another by way of takeover, the acquired company continues to exist in the same way it did before and becomes a subsidiary of the acquiring company. If, however, the companies are merged after the takeover — which is often the case — the acquiring company would obtain the assets of the acquired company including any minority holdings. Therefore, in both cases, Inco’s Joint Ventures would remain as they are and in the case of a merger, the acquiring company would assume responsibility for and ownership of Inco’s percentage.

Q:	What is the legal position of PT Inco and Goro in the event we are taken over? Will they automatically belong to the company that buys us?

A:	See above answer.

Q:	Has Xstrata received regulatory approval from Canadian authorities?

A:	Xstrata has received clearance from the Canadian Competition Bureau, which looks at matters of anti-trust. As a foreign investor, Xstrata still requires Investment Canada approval — which looks at matters of foreign ownership. A typical Investment Canada Review is 45 days, which would mean a ruling on

Xstrata’s bid by July 7. It is at that point that Canadian Industry Minister Maxime Bernier can extend the review process by 30 days.

Q:	What is the stock uptake date for Teck’s offer — when will we know if Inco shareholders have tendered to that offer?

A:	As of now, Teck’s offer is open for acceptance until 8 p.m. (Toronto time) on July 24, 2006.

The offer is subject to a number of conditions, including that Inco’s announced takeover bid for Falconbridge shall have expired or been lawfully terminated and that the Inco/Falconbridge support agreement shall have been lawfully terminated in accordance with its terms.

Teck has the right to extend or accelerate the expiry of the offer. They may be required to extend the expiry under United States or Canadian securities laws. If the date is accelerated or extended, Teck will publicly announce the variation.

Q:	What are “restricted voting” shares for Teck Cominco? Do they limit the shareholder’s voting rights in some way? How do these differ from Inco shares?

A:	Inco shareholders are being offered Teck Class B Subordinate Voting Shares. These shares carry one vote per share while the Teck Class A Multiple Voting Shares carry 100 votes per share. In the event that the Teck offer were completed, Inco Shareholders would receive approximately 40% of the economic interest of the combined entity, but only approximately 17% of the voting interest.

Unlike Teck, Inco does not have a Class A/Class B share structure. Each Inco share has an equal vote.

Q:	What is being done to prepare for integrating the corporate offices once we have a deal?

A:	Human Resources staff are working to develop support tools and processes for managers and employees. This work includes a ‘Manager’s Toolkit’ and an ‘Employee Toolkit’ that will help guide and support these individuals through the integration process and help ensure fair and equitable treatment for all. Toolkits will include Frequently Asked Questions, Change Management information, training and support resources, etc. In addition, we are working to develop key policies that will need to be in place in the early phases of integration.

Forward-Looking Statements
This communication contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof. In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed transaction with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO AND THE PROPOSED TRANSACTION.
Inco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s executive officers and directors will be included in the Management Information Circular.
Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed on SEDAR and with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.